SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

jmunsell@sidley.com (212) 839 5609	FOUNDED 1866

January 9, 2015

Via EDGAR

Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

PowerShares DB US Dollar Index Bearish Fund; PowerShares DB Oil Fund; PowerShares DB US Dollar Index Bullish Fund; PowerShares DB Energy Fund; PowerShares DB G10 Currency Harvest Fund; PowerShares DB Precious Metals Fund; PowerShares DB Gold Fund; PowerShares DB Commodity Index Tracking Fund; PowerShares DB Silver Fund; PowerShares DB Agriculture Fund; and PowerShares DB Base Metals Fund

Preliminary Proxy Statements on Schedule 14A

Filed November 26, 2014

File Nos. 001-33318; 001-33242; 001-33314; 001-33240; 001-33020; 001-33244; 001-33231; 001-32726; 001-33234; 001-33238; 001-33236

Dear Ms. Barros:

Thank you for your comment letter (the “Comment Letter”) dated December 23, 2014 addressed to Messrs. Michael Rosenberg and Freddi Klassen in connection with the above-referenced matter.

This letter responds to the questions and comments you raised in the Comment Letter. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

General

1.	We note the preliminary proxy statements were filed to seek approval for a change in the managing owner of each registrant. Please revise each proxy statement to describe the reasons for this change of managing owner and how the change of managing owner will be effected.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

January 9, 2015

Response:

After consideration of the ETF market generally and its goals specifically, DBCS made the determination that it would be in DBCS’ best interest to cease managing products in the U.S. commodities ETF space. After consideration of the ETF market generally and its goals specifically, Invesco made the determination that it wanted to expand its presence in the U.S. commodities ETF space by becoming the new managing owner of the Fund. Invesco also intends to launch other commodities-based ETF products in the U.S. in order to respond to developments in the market and investor preferences. The change of managing owner will be effected at the closing of the transaction by DBCS selling and transferring to Invesco the General Units of the Fund owned by DBCS, and the substitution of Invesco for DBCS as managing owner of the Trust, effective at the closing.

We have amended the following sections of the proxy statements to reflect the foregoing.

Please see (1) “Summary Term Sheet Questions and Answers About the Proposals For Shareholders—Why is DBCS ceasing to manage products in the U.S. commodities ETF space” (the eighth question and answer); and (2) “The Managing Owner Substitution Proposal”—Reason DBCS is Ceasing to Manage Products in the U.S. Commodities ETF Space.”

2.	We note that DB Commodity Services LLC, DB U.S. Financial Markets Holding Corporation and Invesco PowerShares Capital Management LLC entered into an asset purchase agreement dated as of October 24, 2014. Please expand the disclosure in each proxy statement to describe more specifically the material obligations and assets that will be assigned to Invesco under the Asset Purchase Agreement.

Response:

Pursuant to the Asset Purchase Agreement, DBCS will be selling and transferring to Invesco all of the General Units of the Fund owned by DBCS, which are all of the issued and outstanding General Units. Additionally, DBCS will be selling and transferring to Invesco certain assets or rights of DBCS relating to its management of the Fund, including: (i) books and records; (ii) governmental approvals and related applications (to the extent the transfer is permitted at law); (iii) rights to causes of action and claims with respect to DBCS’ ownership or use of the transferred assets; (iv) guarantees, warranties, indemnities and similar rights in favor of DBCS with respect to the transferred assets; and (v) certain intellectual property rights. DBCS will also be assigning to Invesco, and Invesco will be assuming DBCS’s obligations under, certain third party agreements.

We have amended the following section of the proxy statements to reflect the foregoing.

Please see the introductory paragraph of “The Managing Owner Substitution Proposal.”

January 9, 2015

Very truly yours,

/s/ James C. Munsell

James C. Munsell

January 9, 2015

Via EDGAR

Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

PowerShares DB US Dollar Index Bearish Fund; PowerShares DB Oil Fund; PowerShares DB US Dollar Index Bullish Fund; PowerShares DB Energy Fund; PowerShares DB G10 Currency Harvest Fund; PowerShares DB Precious Metals Fund; PowerShares DB Gold Fund; PowerShares DB Commodity Index Tracking Fund; PowerShares DB Silver Fund; PowerShares DB Agriculture Fund; and PowerShares DB Base Metals Fund

Preliminary Proxy Statements on Schedule 14A

Filed November 26, 2014

File Nos. 001-33318; 001-33242; 001-33314; 001-33240; 001-33020; 001-33244; 001-33231; 001-32726; 001-33234; 001-33238; 001-33236

Dear Ms. Barros:

On behalf of DB Commodity Services LLC (the “Company”), we acknowledge that the:

•	Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

DB Commodity Services LLC,

By:	/s/ Martin Kremenstein
	Name:	Martin Kremenstein
	Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
	Name:	Michael Gilligan
	Title:	Chief Financial Officer